BlackRock EcoSolutions Investment Trust
40 East 52nd Street
New York, NY 10022

June 18, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and Rule 17g-1 thereunder, I hereby enclose for filing an amendment to the joint fidelity bond (the "Bond") of the BlackRock closed-end funds. This amendment is being filed for the purpose of adding BlackRock EcoSolutions Investment Trust ("BQR") (File No. 811-22082) to the coverage of the Bond. Enclosed herewith in accordance with Rule 17g-1 please find: (i) a copy of the endorsements adding BQR to the Bond, (ii) a copy of the resolutions adopted by the Board of Trustees of BQR on July 16, 2007 with respect to these matters and (iii) a copy of the joint insured bond agreement among BQR and the other BlackRock closed-end funds named therein. BQR was added to the Bond effective September 13, 2007, and the Bond terminated September 29, 2007. In connection with the addition of BQR to the Bond, premiums on the Bond for BQR were paid through September 29, 2007. Absent the joint fidelity bond, BQR would have maintained an individual fidelity bond of $1,000,000. Should you have any questions regarding this filing, feel free to contact me at (212) 810-3806.

Sincerely,

/s/ Janey Ahn

Janey Ahn
Assistant Secretary
BlackRock EcoSolutions Investment Trust

VIGILANT INSURANCE COMPANY

Endorsement No.:	12

Bond Number:	81448382

NAME OF ASSURED: BLACKROCK INCOME TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 8 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on July 16,2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 13, 2007	By	/s/ Robert Hamburger
Authorized Representative

VIGILANT INSURANCE COMPANY

Endorsement No.:	13

Bond Number:	81448382

NAME OF ASSURED: BLACKROCK INCOME TRUST

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

THE BLACKROCK INCOME TRUST, INC.
BCT SUBSIDIARY FUND
BGT SUBSIDIARY FUND (BGTS)
BAT SUBSIDIARY FUND (BATS)
THE BLACKROCK ADVANTAGE TERM TRUST INC.
THE BLACKROCK BROAD INVESTMENT GRADE 2009 TERM TRUST INC.
THE BLACKROCK CALIFORNIA INVESTMENT QUALITY MUNICIPAL TRUST INC.
THE BLACKROCK CALIFORNIA INSURED MUNICIPAL 2008 TERM TRUST INC.
THE BLACKROCK FLORIDA INSURED MUNlClPAL 2008 TERM TRUST INC.
THE BLACKROCK FLORIDA INVESTMENT QUALITY MUNICIPAL TRUST INC.
THE BLACKROCK HIGH YIELD TRUST
THE BLACKROCK INSURED MUNICIPAL TERM TRUST INC.
THE BLACKROCK INSURED MUNICIPAL 2008 TERM TRUST INC.
THE BLACKROCK INVESTMENT QUALITY MUNlClPAL TERM TRUST INC.
THE BLACKROCK INVESTMENT QUALITY TERM TRUST INC.
THE BLACKROCK MUNICIPAL TARGET TERM TRUST INC.
THE BLACKROCK NORTH AMERICAN GOVERNMENT INCOME TRUST INC.
THE BLACKROCK NEW JERSEY INVESTMENT QUALITY MUNICIPAL TRUST INC.
THE BLACKROCK NEW YORK INSURED MUNICIPAL 2008 TERM TRUST INC.
BTM SUBSIDIARY FUND
THE BLACKROCK NEW YORK INVESTMENT QUALITY MUNlClPAL TRUST INC.
THE BLACKROCK PENNSYLVANIA STRATEGIC MUNICIPAL TRUST
THE BLACKROCK STRATEGIC MUNICIPAL TRUST
THE BLACKROCK STRATEGIC TERM TRUST INC.
THE BLACKROCK TARGET TERM TRUST INC.
THE BLACKROCK MUNICIPAL INCOME TRUST
THE BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST
THE BLACKROCK FLORIDA MUNICIPAL INCOME TRUST
THE BLACKROCK NEW JERSEY MUNICIPAL INCOME TRUST
THE BLACKROCK NEW YORK MUNICIPAL INCOME TRUST
THE BLACKROCK INVESTMENT QUALITY TERM TRUST SUBSIDIARY
THE BLACKROCK STRATEGIC TERM TRUST SUBSIDIARY
THE BLACKROCK BROAD INVESTMENT GRADE 2009 TERM TRUST SUBSIDIARY
THE BLACKROCK BROAD INVESTMENT GRADE 2009 TERM TRUST
THE BLACKROCK ADVANTAGE TERM TRUST SUBSIDIARY
BLACKROCK MUNICIPAL 2018 TERM TRUST
BLACKROCK CALIFORNIA MUNICIPAL 2018 TERM TRUST
BLACKROCK NEW YORK MUNICIPAL 201 8 TERM TRUST
BLACKROCK CORE BOND TRUST

ICAP Bond	Page 1
Form 17-02-6272 (Ed. 8-04)

BLACKROCK STRATEGIC BOND TRUST
BLACKROCK MUNICIPAL BOND TRUST - BBK
BLACKROCK NY MUNICIPAL BOND TRUST - BQH
BLACKROCK CA MUNICIPAL BOND TRUST - BZA
BLACKROCK MD MUNICIPAL BOND TRUST - BZM
BLACKROCK NJ MUNICIPAL BOND TRUST - BLJ
BLACKROCK VA MUNICIPAL BOND TRUST - BHV
BLACKROCK FL MUNICIPAL BOND TRUST - BIE
BLACKROCK MUNICIPAL INCOME TRUST II (BLE)
BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST II (BCL)
BLACKROCK NEW YORK MUNICIPAL INCOME TRUST II (BFY)
BLACKROCK INSURED MUNICIPAL INCOME TRUST (BYM)
BLACKROCK CALIFORNIA INSURED MUNICIPAL INCOME TRUST (BCK)
BLACKROCK FLORIDA INSURED MUNICIPAL INCOME TRUST (BAF)
BLACKROCK NEW YORK INSURED MUNlClPAL INCOME TRUST (BSE)
BLACKROCK PREFERRED OPPORTUNITY TRUST
PARTNERS BALANCE TURST
BLACKROCK LIMITED DURATION INCOME TRUST (BLW)
BLACKROCK MUNICIPAL 2020 TERM TRUST
BLACKROCK FLORIDA MUNICIPAL 2020 TERM TRUST
BLACKROCK STRATEGIC DIVIDEND ACHIEVERS TRUST
BLACKROCK DIVIDEND ACHIEVERS TRUST (BDV)
S&P QUALITY RANKINGS GLOBAL EQUITY MANAGED TRUST
BLACKROCK GLOBAL ENERGY AND RESOURCES TRUST
BLACKROCK GLOBAL FLOATING RATE INCOME TRUST
BLACKROCK HIGH INCOME SHARES
BLACKROCK HEALTH SCIENCES TRUST
BLACKROCK GLOBAL OPPORTUNITIES EQUITY TRUST
THE BLACKROCK ENHANCED DIVIDEND ACHIEVERS TRUST
BLACKROCK WORLD INVESTMENT TRUST
BLACKROCK LONG-TERM MUNICIPAL ADVANTAGE TRUST "BTA"
BLACKROCK REAL ASSET EQUITY TRUST (BCF)
BLACKROCK PREFERRED AND EQUlN ADVANTAGE TRUST
BLACKROCK GLOBAL EQUITY INCOME TRUST
BLACKROCK ECOSOLUTIONS INVESTMENT TRUST

This Endorsement applies to loss discovered after 12:01 a.m. on July 16,2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 13, 2007	By	/s/ Robert Hamburger
Authorized Representative

ICAP Bond	Page 2
Form 17-02-6272 (Ed. 8-04)

BQR RESOLUTION
--------------

Joint Fidelity Bond
-------------------

RESOLVED, that the Board of Trustees of the Trust has determined that the participation by the Trust and other funds, series or accounts managed by the Advisor in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of the Trust; and further

RESOLVED, that the agreement between the Trust and other funds, series or accounts managed by the Advisor to enter into the joint fidelity bond (the "Joint Insured Bond Agreement"), be, and it hereby is, adopted and approved substantially in the form previously approved and adopted by the Board of Trustees on behalf of the BlackRock Closed-End Funds, together with such changes and modifications as the officers of the Trust deem advisable; and further

RESOLVED, that the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust or the Advisor, shall review such Joint Insured Bond Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of the Trust, and whether or not the premiums to be paid by the Trust are fair and reasonable; and further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the Securities and Exchange Commission (the "SEC") and give the notices required by Rule 17g-1(g); and further

RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.

THE BLACKROCK CLOSED-END TRUSTS
JOINT INSURED BOND AGREEMENT

AGREEMENT, made as of this 28th day of September, 2007, between the investment companies listed on Schedule A (each an "Insured" and together, the "Insureds") pursuant to Rule 17g-1(f) under the Investment Company Act of 1940, as amended (the "1940 Act"), relating to the Insureds' joint insured bond (the "Bond").

The undersigned hereby consent to additional closed-end investment companies advised by BlackRock Advisors, LLC or its affiliates being named as additional Insureds under the Bond and this Agreement, and an officer of the BlackRock Closed-End Trusts shall periodically revise Schedule A to reflect any such additions.  The Secretary of the  BlackRock Closed-End Trusts or his or her designee may maintain the official version of Schedule A, as it may be revised from time to time pursuant to this Agreement, in electronic format.

The undersigned hereby agree that in the event recovery is received under the Bond as a result of a loss sustained by one or more of the Insureds, each Insured entitled to share in such recovery shall receive an equitable and proportionate share of the recovery, and in all such events such share of the recovery shall be an amount that is at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by Rule 17g-1(d) under the 1940 Act.

By and on behalf of each of the Insureds

/s/ Vincent B. Tritto
Name:	Vincent B. Tritto
Title:	Secretary

SCHEDULE A

BlackRock Broad Investment Grade 2009 Term Trust Inc.
BlackRock Broad Investment Grade 2009 Term Trust Inc. Sub.
BlackRock California Insured Municipal 2008 Term Trust Inc.
BlackRock California Insured Municipal Income Trust
BlackRock California Investment Quality Municipal Trust Inc.
BlackRock California Municipal 2018 Term Trust
BlackRock California Municipal Bond Trust
BlackRock California Municipal Income Trust
BlackRock California Municipal Income Trust II
BlackRock Core Bond Trust
BlackRock Dividend AchieversTM Trust
BlackRock EcoSolutions Investment Trust
BlackRock Enhanced Dividend AchieversTM Trust
BlackRock Florida Insured Municipal 2008 Term Trust
BlackRock Florida Municipal 2020 Term Trust
BlackRock Florida Insured Municipal Income Trust
BlackRock Florida Investment Quality Municipal Trust
BlackRock Florida Municipal Bond Trust
BlackRock Florida Municipal Income Trust
BlackRock Global Energy and Resources Trust
BlackRock Global Equity Income Trust
BlackRock Global Floating Rate Income Trust
BlackRock Global Opportunities Equity Trust
BlackRock Health Sciences Trust
BlackRock High Income Shares
BlackRock High Yield Trust
BlackRock Income Opportunity Trust Inc.
BlackRock Income Trust Inc.
BlackRock Insured Municipal 2008 Term Trust Inc.
BlackRock Insured Municipal Income Trust
BlackRock Insured Municipal Term Trust
BlackRock International Growth and Income Trust
BlackRock Investment Quality Municipal Trust Inc.
BlackRock Limited Duration Income Trust
BlackRock Long-Term Municipal Advantage Trust
BlackRock Maryland Municipal Bond Trust
BlackRock Municipal 2018 Term Trust
BlackRock Municipal 2020 Term Trust
BlackRock Municipal Bond Trust
BlackRock Municipal Income Trust
BlackRock Municipal Income Trust II
BlackRock New Jersey Investment Quality Municipal Trust Inc.
BlackRock New Jersey Municipal Bond Trust
BlackRock New Jersey Municipal Income Trust
BlackRock New York Insured Municipal 2008 Term Trust Inc.
BlackRock New York Insured Municipal Income Trust
BlackRock New York Investment Quality Municipal Trust Inc.
BlackRock New York Municipal 2018 Term Trust
BlackRock New York Municipal Bond Trust
BlackRock New York Municipal Income Trust
BlackRock New York Municipal Income Trust II
BlackRock Pennsylvania Strategic Municipal Trust
BlackRock Preferred and Equity Advantage Trust
BlackRock Preferred Opportunity Trust
BlackRock Real Asset Equity Trust
BlackRock Strategic Bond Trust
BlackRock Strategic Dividend AchieversTM Trust
BlackRock Strategic Municipal Trust
BlackRock Virginia Municipal Bond Trust
BlackRock World Investment Trust
S&P Quality Rankings Global Equity Managed Trust